File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

16 May 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 10 May 2007.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

5/22

Enclosures:

1. ASX/NZX Procedure for Nomination of Directors
2. ASX/NZX Date to Announce Full Year Result

View Announcement

Announcement

Headline	Procedure for Nomination of Directors
Announcement text	Fisher & Paykel Appliances Holdings Limited FPA Stock Exchange Release ASX/NZX 10 May 2007

PROCEDURE FOR NOMINATION OF DIRECTORS

In respect of its 2007 Annual Shareholders Meeting, which will be held on Monday 20 August 2007, Fisher & Paykel Appliances Holdings Limited advises that the period for Director Nominations opened on 10 May 2007 and will close on 21 June 2007 at 5.00 pm.

Nominations should be addressed to:

The Company Secretary
Fisher & Paykel Appliances Holdings Limited
PO Box 58-546
Greenmount
Auckland 2141
New Zealand.

Mark Richardson
Company Secretary

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Procedure for Nomination of Directors	PDF file	15	

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Being Worked On (0)

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Last 5 Released Announcement(s)

- FPA to Announce Full Year Result on 24 May 2007 *Released - 10 May 2007 at 09:33:54 AM*
- Procedure for Nomination of Directors *Released - 10 May 2007 at 09:30:37 AM*
- Laundry Factory Relocation to Thailand for FPA *Released - 26 Apr 2007 at 03:34:46 PM*
- Notice of Issue of Securities *Released - 5 Apr 2007 at 03:05:51 PM*
- Application for waiver from NZSX Listing Rule 7.3.2(a) *Released - 19 Mar 2007 at 11:12:40 AM*

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Logged in (1)

- *L Ross*

RECEIVED
2007 MAY 18 A 5:21

PROCEDURE FOR NOMINATION OF DIRECTORS

In respect of its 2007 Annual Shareholders Meeting, which will be held on Monday 20 August 2007, Fisher & Paykel Appliances Holdings Limited advises that the period for Director Nominations opened on 10 May 2007 and will close on 21 June 2007 at 5.00 pm.

Nominations should be addressed to:

The Company Secretary
Fisher & Paykel Appliances Holdings Limited
PO Box 58-546
Greenmount
Auckland 2141
New Zealand.

Mark Richardson
Company Secretary

View Announcement

Announcement

Headline FPA to Announce Full Year Result on 24 May 2007

Announcement text Fisher & Paykel Appliances Holdings Limited
FPA Stock Exchange Release ASX/NZX 10 May 2007

FISHER & PAYKEL APPLIANCES TO ANNOUNCE FULL YEAR RESULT ON 24 MAY 2007

Fisher & Paykel Appliances Holdings Limited confirmed today that it will be releasing its financial result for the full year ended 31 March 2007 on Thursday 24 May 2007.

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year. The conference call is scheduled to begin at 3:00pm NZST; 1.00pm AEST.

Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, please dial in to one of the numbers below a few minutes prior to the scheduled call time and identify yourself to the operator:

New Zealand Toll Free 0800 449118
Australia Toll Free 1800 555616

An on-line archive of the broadcast will be available approximately 2 hours after the webcast and will be accessible for one week at +61 3 92214752; access code 045157.

M D Richardson
Company Secretary

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Full Year Result on 24 May 2007	PDF file	12	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- FPA to Announce Full Year Result on 24 May 2007
  Released - 10 May 2007 at 09:33:54 AM
- Procedure for Nomination of Directors
  Released - 10 May 2007 at 09:30:37 AM
- Laundry Factory Relocation to Thailand for FPA
  Released - 26 Apr 2007 at 03:34:46 PM
- Notice of Issue of Securities
  Released - 5 Apr 2007 at 03:05:51 PM
- Application for waiver from NZSX Listing Rule 7.3.2(a)
  Released - 19 Mar 2007 at 11:12:40 AM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

FISHER & PAYKEL APPLIANCES TO ANNOUNCE FULL YEAR RESULT ON 24 MAY 2007

Fisher & Paykel Appliances Holdings Limited confirmed today that it will be releasing its financial result for the full year ended 31 March 2007 on **Thursday 24 May 2007**.

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year. The conference call is scheduled to begin at 3:00pm NZST; 1.00pm AEST.

Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, please dial in to one of the numbers below a few minutes prior to the scheduled call time and identify yourself to the operator:

New Zealand Toll Free	0800 449118
Australia Toll Free	1800 555616

An on-line archive of the broadcast will be available approximately 2 hours after the webcast and will be accessible for one week at +61 3 92214752; access code 045157.

M D Richardson
Company Secretary

 END